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                               SCHEDULE 13D/A

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                            COASTCAST CORPORATION
                        -----------------------------
                              (Name of Issuer)


                         COMMON STOCK, NO PAR VALUE
                     ----------------------------------
                       (Title of Class of Securities)


                                 19057T10800
                            -------------------
                               (CUSIP Number)


                           JAMES F. SANDERS, ESQ.
                        8235 FORSYTH BLVD., SUITE 400
                           CLAYTON, MISSOURI 63105
----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                             SEPTEMBER 16, 2003
          ---------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.






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This is the first amendment to a statement on Schedule 13D originally filed on April 25, 2003 (the "Original 13D") by the Novelly Exempt Trust U/I dated August 12, 1992 ("Exempt Trust") and Paul A. Novelly (Mr. Novelly and the Exempt Trust referred to collectively herein as the "Reporting Persons") with respect to the shares of common stock of Coastcast Corporation (the "Company"). Prior to filing the Original 13D, the Exempt Trust filed statements on Schedule 13G relating to the Company. Mr. Novelly is a member of the Board of Directors of the Company. This amendment amends Items 4 and 7 of the Original 13D filed by the Reporting Persons.


ITEM 4.  PURPOSE OF TRANSACTION.
-------

Item 4 is amended to read as follows:

Pursuant to a Press Release issued by the Company on April 24, 2003, the Company reported that its Board of Directors had voted (1) to establish a special committee of the Board to consider whether it was in the Company's best interests to remain an independent publicly-traded company, and (2) to amend the Company's Rights Agreement to permit Hans H. Buehler, Chairman & CEO of the Company, to take certain preliminary actions toward a potential acquisition of the Company. At that time, Mr. Buehler advised the Board that, if the Board determined that it was in the best interests of stockholders, he (perhaps together with others) would be interested in pursuing an acquisition of the Company. The Board also amended the Company's Rights Agreement to allow Mr. Buehler to hold discussions and take other actions for the purpose of formulating and submitting a bid, with Mr. Novelly and the Exempt Trust, without triggering the rights established in the Rights Agreement.

On September 16, 2003 Mr. Buehler advised the Company that he was no longer interested in pursuing such an acquisition because it was determined, at this time, not to be in the Company's best interests to become privately held. Mr. Novelly and the Exempt Trust likewise are no longer interested in pursuing such an acquisition or any other transaction involving the Company.

ITEM 7.  EXHIBITS

Joint Filing Agreement.  See Exhibit I attached.
Power of Attorney. See Exhibit II attached.



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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2003


PAUL A. NOVELLY



By:      /s/ James F. Sanders
    -------------------------------------------------------------------
         James F. Sanders, Attorney in fact for Paul A. Novelly


NOVELLY EXEMPT TRUST DATED AUGUST 12, 1992



By:      /s/ P.A. Novelly II
    -------------------------------------------------------------------
         P.A. Novelly II, Trustee



By:      /s/ John K. Pruellage
    -------------------------------------------------------------------
         John K. Pruellage, Trustee




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                                  EXHIBIT I
                                  ---------

                           JOINT FILING AGREEMENT

         The undersigned each hereby agrees that the Amendment to Schedule 13D filed herewith, relating to the Common Stock of Coastcast Corporation, is filed on behalf of each of the undersigned.

Date:  September 23, 2003


                           PAUL A. NOVELLY


                           By:      /s/ James F. Sanders
                                -----------------------------------------------
                                    James F. Sanders, Attorney in fact for
                                    Paul A. Novelly


                           NOVELLY EXEMPT TRUST DATED AUGUST 12, 1992


                           By:      /s/ P.A. Novelly II
                               ------------------------------------------------
                                    P.A. Novelly II, Trustee


                           By:      /s/ John K. Pruellage
                               ------------------------------------------------
                                    John K. Pruellage, Trustee





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                                 EXHIBIT II
                                 ----------

                              POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitutes and appoints each of James F. Sanders or Norm Fujitaki, one or the other, his true and lawful attorney-in-fact to:

         (1) execute for and on behalf of the undersigned any applicable forms and/or schedules in accordance with Sections 13, 14 or16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder with respect to transactions in the shares of Coastcast Corporation;

         (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete any such forms or schedules and the timely filing of such forms or schedules with the United States Securities and Exchange Commission and any other authority; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his/her discretion.

         The undersigned hereby grants to each such attorney-in-fact full power of authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any portion of the Act.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 23rd day of June, 2003.


                                             /s/ Paul A. Novelly
                                    -------------------------------------------
                                             Paul A. Novelly


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